UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Entry into Agreement and Plan of Merger

On September 13, 2021, Itamar Medical Ltd., a company organized under the laws of the State of Israel (“Itamar,” the “Company” or the “Registrant”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ZOLL Medical Corporation, a Massachusetts corporation (“Parent”) and a subsidiary of Asahi Kasei Corporation (“Guarantor”), Zeus Merger Sub Ltd., a company organized under the laws of the State of Israel (“Merger Sub”) and a wholly owned subsidiary of Parent, and, solely for purposes of certain specified provisions of the Merger Agreement, Guarantor. The Merger Agreement and the Merger (as defined below) have been unanimously approved by the boards of directors of the Company, Guarantor, Parent and Merger Sub.

The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with Sections 314-327 of the Israeli Companies Law, 1999, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each ordinary share, par value NIS 0.01 per share, of the Company (an “Ordinary Share”), issued and outstanding prior to the Effective Time, will be deemed to have been transferred to the Parent in exchange for the right to receive $1.0333333 in cash (the “Per Share Merger Consideration”) and (ii) each American Depositary Share, each representing thirty (30) Ordinary Shares (“ADSs” and together with Ordinary Shares, the “Company Shares”), issued and outstanding prior to the Effective Time, will be deemed to have been canceled in exchange for the right to receive $31.00 in cash, in each case, without interest and subject to applicable withholding taxes.

At the Effective Time, each option to purchase Company Shares (a “Company Option”) that is outstanding and unexercised, whether or not vested, will be canceled and converted into the right to receive a cash amount equal to the product of the number of Company Shares subject to the Company Option, and the excess, if any, of the Per Share Merger Consideration over the per share exercise price for such Company Option (the “Option Consideration”). The Option Consideration for each Company Option that is vested as of immediately prior to the Effective Time (including each Company Option that is accelerated at or prior to the Effective Time in connection with the consummation of the Merger) (each such vested option, a “Vested Company Option”) will be paid promptly after the closing of the Merger (the “Closing”). The Option Consideration for each Company Option that is not a Vested Company Option (an “Unvested Company Option”), will be paid to the holder of such Unvested Company Option, subject to such holder remaining continuously employed by or in the service of the Company or its subsidiaries or affiliates through (i) each applicable vesting date, if such Company Option is subject to time-based vesting, (ii) the end of the applicable performance period if such Company Option is subject to performance-based vesting, or (iii) such earlier date as required under to the terms of the Company Option, provided that if the employment or service of the holder of any Unvested Company Option is terminated within six (6) months after the Closing (or such later date as required pursuant to the terms of such Company Option) by the Company or any of its subsidiaries or affiliates without cause or due to such holder’s death or disability, any unpaid portion of the Option Consideration will vest and be paid as soon as reasonably practicable following such termination. Notwithstanding the foregoing, to the extent that the terms of a Company Option entitle the holder thereof to earlier payment, the Option Consideration will be paid at such earlier time as required under the terms of such Company Option.

At the Effective Time, each Company restricted share unit (a “Company RSU”) that is outstanding, whether or not vested, will be canceled and converted into the right to receive a cash amount equal to the product of the number of Company RSUs determined based on maximum performance, as applicable, and the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price for such Company RSU (the “RSU Payment”). The RSU Payment for each Company RSU that is vested as of immediately prior to the Effective Time (including each Company RSU that is accelerated at or prior to the Effective Time in connection with the consummation of the Merger) (each such vested Company RSU, a “Vested Company RSU”) will be paid promptly after the Closing. The RSU Payment for each Company RSU that is not a Vested Company RSU (an “Unvested Company RSU”), will be paid to each holder of such Unvested Company RSU, subject to such holder remaining continuously employed by or in the service of the Company or its subsidiaries or affiliates through the end of the applicable performance period (or such earlier date as required under the terms of the Company RSU), provided that if the employment or service of the holder of any Unvested Company RSU is terminated within six (6) months after the Closing by the Company or any of its subsidiaries or affiliates without cause or due to such holder’s death or disability, any unpaid portion of the RSU Payment will vest and be paid as soon as reasonably practicable following such termination. Notwithstanding the foregoing, to the extent that the terms of a Company RSU entitle the holder thereof to earlier payment, the RSU Payment will be paid at such earlier time as required under the terms of such Company RSU.

Each of the Company, Parent and Merger Sub have made customary representations, warranties and covenants in the Merger Agreement, including, among others, subject to certain exceptions, (i) covenants by the Company to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless approved in writing by Parent, (ii) covenants by Parent to provide Company employees continuing with Parent after the Merger with salaries or wages at the same level, annual target cash incentives that are no less favorable and benefits that are substantially comparable in the aggregate to the salaries or wages, annual target cash incentives and benefits, as applicable, provided to such employees prior to the Effective Time, and (iii) covenants by Parent to maintain the Company manufacturing facilities in Israel.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that would reasonably be expected to lead to a superior proposal (as described in the Merger Agreement). Subject to certain exceptions, the Company has agreed not to withdraw, amend or modify in a manner adverse to Parent the recommendation of the Company’s Board of Directors that the Company’s shareholders approve the Merger Agreement and the Merger.

The Closing is subject to certain conditions, including, among others, (a) approval of the Merger Agreement by the requisite majority of shareholders of the Company, (b) the absence of certain laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit the consummation of the Merger, (c) obtaining requisite regulatory approvals, including expiration of the applicable Hart-Scott-Rodino Act waiting period, (d) the absence of certain pending governmental investigations, (e) subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of the Company and Parent a and compliance in all material respects by the Company, Parent and Merger Sub with their respective covenants contained in the Merger Agreement, and (f) the absence of a material adverse effect on the Company’s business from the date of the Merger Agreement. Consummation of the Merger is not subject to a financing condition.

The Merger Agreement contains certain customary termination rights by either the Company or Parent, including if the Merger is not consummated by January 13, 2022 subject to a one (1) time extension for an additional ninety (90) day extension in order to obtain required regulatory approvals. In addition, if applicable regulatory approvals have not been obtained prior to the ninety (90)-day anniversary of signing, the Company has a limited unilateral termination right for thirty (30) days, as described in the Merger Agreement.

If the Merger Agreement is terminated under certain circumstances, including termination by the Company to enter into a superior proposal, a termination by Parent following an adverse recommendation change of the Company’s board of directors or a termination by Parent as a result of a willful material breach of the Company’s obligations under its non-solicit obligations or compliance with specified process and notice requirements contained in the Merger Agreement, the Company will be obligated to pay to Parent a termination fee equal to $18,847,360 in cash.

The Company expects to publish notice of the shareholders meeting to approve the Merger in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the meeting and various other details related to the meeting. If the Merger is approved at the shareholders meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which the Company expects will occur in the near future).

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto, and is incorporated into this report by reference.

IMPORTANT NOTE: The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Parent. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting and Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, several directors and officers of the Company that are also shareholders of the Company as well as certain other shareholders (collectively, the “Supporting Shareholders”) have entered into a Voting and Support Agreement with Parent (the “Support Agreement”), pursuant to which the Supporting Shareholders have agreed, among other things, to vote their respective beneficially owned Company Shares in favor of the approval of the Merger Agreement and against any action, proposal, transaction or agreement that would prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement. The obligations of the Supporting Shareholders terminate under certain circumstances, including if the Merger Agreement is terminated.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Support Agreement, the form of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

d

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving Itamar and Parent. In connection with the proposed transaction, Itamar plans to file with the Securities and Exchange Commission (“SEC”) and mail or otherwise provide to its shareholders a proxy statement regarding the proposed transaction. Itamar may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement or any other document that may be filed by Itamar with the SEC. BEFORE MAKING ANY VOTING DECISION, ITAMAR’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY ITAMAR WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of the proxy statement and other documents Itamar files with the SEC (when available) through the website maintained by the SEC at www.sec.gov, at Itamar’s Investor Relations website at ir.itamar-medical.com or by writing to Itamar, 9 Halamish Street, Caesarea 3079883, Israel, investors@itamar-medical.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Itamar and its directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from Itamar’s shareholders in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of Itamar’s directors and executive officers in Itamar’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such individuals in the proposed transaction will be included in the proxy statement relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and Itamar’s investor relations website at ir.itamar-medical.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain information which may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events that are based on current expectations, estimates, forecasts and projections. These statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. All statements other than statements of historical fact or relating to present facts or current conditions included in this communication are forward-looking statements. Such forward-looking statements include, among others, Itamar’s current expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can usually be identified by the use of terminology such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “goals,” “intend,” “likely,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and variations of such words and similar expressions. Those risks, uncertainties and assumptions include, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Itamar’s business and the price of the ordinary shares of Itamar, (ii) the failure to satisfy any of the conditions to the consummation of the proposed transaction, including the approval of the merger agreement by the shareholders of Itamar and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the proposed transaction on Itamar’s business relationships, operating results and business generally, (v) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from Itamar’s ongoing business operations (vii) the outcome of any legal proceedings that may be instituted against us related to the merger agreement or the proposed transaction; (viii) unexpected costs, charges or expenses resulting from the proposed transaction; and (ix) other risks described in Itamar’s filings with the SEC, such as its Annual Reports on Form 20-F.

Any forward-looking statement made in this communication speaks only as of the date on which it is made. You should not put undue reliance on any forward-looking statements. Itamar undertakes no obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as may be required by law. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

This Form 6-K, including the exhibits hereto is incorporated by reference into the registration statements on Form F-3 (File No.333-252364 and 333-250155) and on Form S-8 (File No. 333-236883 and 333-230799), of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of September 13, 2021, by and among ZOLL Medical Corporation, Zeus Merger Sub Ltd., Asahi Kasei Corporation and Itamar Medical Ltd. *
99.2	A Form of Voting and Support Agreement

*	The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules to the SEC upon request; provided, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

	By:	/s/ Shy Basson
Chief Financial Officer
Date: September 13, 2021